FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of August, 2003

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on August 20, 2003, by Matsushita Electric Industrial Co., Ltd. (the “registrant”), announcing that it has purchased a portion of its own shares in conformity with provisions of Article 210 of the Japanese Commercial Code.

2.	News release issued on August 27, 2003, by the registrant, announcing a joint venture with Minebea Co., Ltd. in the information equipment motor business.

3.	News release issued on August 27, 2003, by the registrant, announcing business restructuring and growth strategy for its Motor Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact President Panasonic Finance (America), Inc.

Dated: September 5, 2003

August 20, 2003

FOR IMMEDIATE RELEASE

Media Contacts: Akira Kadota / Wilson Solano

                            International PR, Tokyo

                            (Tel: 03-3578-1237, Fax: 03-5472-7608)

Matsushita Electric Executes Own Share Repurchase

Matsushita Electric Industrial Co., Ltd. (NYSE and PCX: MC), best known for its “Panasonic” brand products, today announced that it has purchased a portion of its own shares from the market in conformity with provisions of Article 210 of the Japanese Commercial Code.

Details of the share repurchase are as follows:

1.	Class of shares: Common stock

2.	Period of purchase: Between July 31, 2003 and August 20, 2003

3.	Aggregate purchase amount: 14,999,817,000 yen

4.	Aggregate number of shares purchased: 10,486,000 shares

5.	Method of purchase: Shares were purchased on the Tokyo Stock Exchange

(Reference)

1)	The following are the resolutions that were approved at the ordinary general meeting of shareholders held on June 27, 2003:

•	Class of shares: Common stock
•	Aggregate number of shares to be purchased: Up to 200 million shares
•	Aggregate purchase amount: Up to 200 billion yen

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August 27, 2003

FOR IMMEDIATE RELEASE

Media Contacts:

Minebea Co., Ltd.

Masaki Ishikawa

Corporate Communications / Investor Relations Office

Corporate Planning Department

Tel: +81-3-5434-8637 Fax: +81-3-5434-8607

Matsushita Electric Industrial Co., Ltd.

Kan Takahashi, Global Corporate Communications

Tel: +81-6-6908-1574 Fax: +81-6-6908-5817

Minebea and Matsushita (Panasonic) to Form Joint Venture in

Information Equipment Motor Business

Osaka, Japan (August 27, 2003)—Minebea Co., Ltd., the leading name in miniature and small-sized ball bearings, and Matsushita Electric Industrial Co., Ltd., best known for its Panasonic brand of consumer electronics and digital communication products, have announced today that the two companies will establish a new joint venture company for information equipment motors, with Minebea holding an expected share of 60% and Matsushita 40%.

The joint venture company, to be established on April 1, 2004, will handle development, manufacturing and sales of information equipment motors in four categories – axial fan motors, stepping motors, vibration motors and direct current (DC) brush motors. Its annual sales forecast is approximately 95 billion yen for the year ending March 31, 2005. Further details are yet to be decided.

Through the establishment of the new company, Minebea and Matsushita have agreed to integrate all functions of their information equipment motor business in the aforementioned four categories from development, manufacturing and sales. By doing so, the new company will become a major player in the global market, holding the second largest share in fan motors, second in stepping motors, first in vibration motors and third in DC brush motors, based on unit sales results for the year ended March 31, 2003.

While competition in the information equipment motor business is becoming increasingly severe throughout the world, especially due to the industry consolidation led by Japanese manufacturers and the rise in the number of market newcomers from China, further growth in demand can be expected in new product applications, such as personal computers, plasma displays, LCD TVs, game machines, mobile phones, digital home appliances and information terminals. The annual global market growth forecast exceeds 10% on unit sales basis.

The business integration due to be carried out is based on a previous agreement between Minebea and Matsushita signed in September 2002 concerning joint development and consignment production of DC axial box fan motors, and is aimed at the establishment of a new company with a highly competitive edge in product cost, quality and profitability. The new company will tap Minebea’s advanced ultra-precision machining, mass-production technologies, cost competitiveness and Matsushita’s latest product development technologies to strengthen its high added-value product development / manufacturing capabilities and accelerate development speed, as well as establishing a strong customer support structure.

The new company aims to increase its global competitiveness and capture the leading position in markets worldwide in relevant product categories. This is to be achieved through economies of scale, standardization of manufacturing processes and designing methods utilizing advanced production engineering and product development technologies of Minebea and Matsushita, and through cost reduction efforts from the development of advanced magnet / material analysis technologies.

About Minebea Co., Ltd.

Minebea is a comprehensive manufacturer and supplier of high precision components such as miniature ball bearings and precision small motors for use in information & telecommunications equipment including primarily PCs, household electrical appliances, aircraft, and automobiles. As of March 31, 2003, the Minebea Group encompassed 31 plants and 45 sales offices and employs a total of 43,002 persons in 14 countries. Facilities in Thailand form the largest production base of the Group, which is responsible for most of its mainstay products and produces about 60% of the Group’s total output. Based in Nagano, Japan, the Company reported consolidated sales of US$2.26 billion for the fiscal year ended March 31, 2003. Minebea’s shares are listed on stock exchanges in Tokyo (6479), Osaka, Nagoya and Singapore. Further information is available at http://www.minebea.co.jp/

About Matsushita Electric Industrial Co., Ltd.

Matsushita Electric Industrial Co., Ltd., best known for its Panasonic brand name, is a worldwide leader in the development and manufacture of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the Company recorded consolidated sales of US$61.68 billion for the fiscal year ended March 31, 2003. Matsushita’s shares are listed on the Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, New York, Pacific, Euronext Amsterdam, Euronext Paris, Frankfurt and Dusseldorf stock exchanges. For more information, visit the Matsushita website at http://www.panasonic.co.jp/global/top.html

Disclaimer Regarding Forward-Looking Statements

I.	Minebea

In this press release, all statements about Minebea and its Group of Companies (Minebea) that are not historical facts are future projections made based on certain assumptions and Minebea’s management’s judgment drawn from currently available information. Accordingly, when evaluating Minebea’s performance or value as a going concern, these projections should not be relied on entirely. Please note that actual performance may vary significantly from any particular projection, owing to various factors, including, (i) changes in economic indicators surrounding us or demand trends; (ii) fluctuation of foreign exchange rates or interest rates; and (iii) our ability to continue R&D, manufacturing and marketing in a timely manner in the electronics business sector, where technological innovations are rapid and new products are launched continuously. Please note, however, this is not a complete list of the factors affecting actual performance.

II.	Matsushita

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to realize expected benefits of various restructuring activities in its business and organization; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; as well as future changes or revisions to accounting policies or accounting rules.

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August 27, 2003

FOR IMMEDIATE RELEASE

Media Contacts: Akira Kadota / Wilson Solano

                            International PR, Tokyo

                            (Tel: 03-3578-1237, Fax: 03-5472-7608)

Matsushita Announces Business Restructuring

and Growth Strategy for its Motor Company

- New Business Model with Expansion in China Aims for Enhanced Profitability -

Matsushita Electric Industrial Co., Ltd. (MEI [NYSE and PCX symbol : MC]), best known for its “Panasonic” brand products, today announced that it will implement business restructuring and a new growth strategy at the Motor Company (an internal divisional company of MEI). The Motor Company, representing a business domain of MEI, will work to reestablish a highly profitable / high growth business structure by creating a value chain around the electric motor business, taking advantage of the presence of formidable finished product manufacturers within the Matsushita Group. Specifically, this initiative will be centered on selection of priority business lines and concentration of management resources into them, including the establishment of a large-scale, customer-driven sales structure in China.

Details of the business restructuring and growth strategy are as follows:

1.	Motor Company business restructuring and growth strategy

A.	Selection of priority business lines and concentration of resources into them

Based on MEI’s new business performance evaluation criteria — Capital Cost Management (CCM) and cash flows — the Motor Company will implement selection of priority areas and concentration of management resources into them by classifying its businesses into product lines that would benefit through expansion of operations in China, product lines that will be strengthened through alliances with other companies, and product lines to be transferred to other divisions within the Matsushita Group. Specific details are outlined below.

1)	Manufacturing shift to China

Main manufacturing operations will be concentrated in China. In line with this move, manufacturing operations of Takefu Matsushita Electric Co., Ltd. (Takefu Matsushita) and National Micro Motor Co., Ltd. (National Micro Motor), and certain manufacturing operations of Matsushita Electronic Motor (Malaysia) Sdn. Bhd. will be shifted to China. Meanwhile, domestic operations will be responsible for headquarters functions, including design/R&D, production engineering, R&D verification, quality assurance and overseas support functions. For the purpose of developing personnel suitable for these functions, Matsushita Motor Experts Co., Ltd. will be established as a wholly-owned subsidiary of the Motor Company in October 2003.

2)	Increased sales centered on brushless motors

The Motor Company will work to augment sales in the respective lines of motors for home appliances, information, and industrial equipment, with emphasis on high-growth brushless motors, by enhancing its customer-driven R&D structure and further developing technologies pertinent to high-efficiency, enhanced performance and low noise.

3)	Joint venture with Minebea in four information equipment motor categories

Minebea Co., Ltd. (Minebea) and MEI have agreed to terms on the establishment, around April 2004, of a new joint venture company that will integrate the two companies’ businesses for information equipment motors in four categories: axial fan motors, stepping motors, vibration motors and direct current (DC) brush motors. The new company will tap Minebea’s advanced ultra-precision machining, mass-production technologies and cost competitiveness, and MEI’s latest product development technologies to attain high added-value product development / manufacturing capabilities and accelerate development speed, as well as establishing a strong customer support structure, all aimed at capturing the leading position in markets worldwide in relevant product categories.

4)	Transfer of hard disk drive (HDD)-use fluid dynamic bearing motor business to Matsushita Kotobuki Electronics

On June 1, 2003 the Fluid Dynamic Bearing Company was established as an internal company of the Motor Company for the purpose of integrating sales and R&D functions in this product category. However, in order to fully integrate not only sales and R&D, but also manufacturing functions, the fluid dynamic bearing motor business of the Motor Company will be transferred to Matsushita Kotobuki Electronics Industries, Ltd. (an MEI subsidiary) on October 1, 2003.

B.	Creation of a large-scale sales structure in the Chinese market

Given the expansion into China by various finished product manufacturers, the Motor Company will create a total value chain by working closely with these customers, as well as developing new customers, including local Chinese manufacturers. The Motor Company will strengthen its operating structure in all of R&D, manufacturing and sales, aiming for consolidated sales in China of 100 billion yen over the mid term. To achieve this, the Motor Company will implement the following:

1)	Establishment of new company for home appliance-use motors and expansion of manufacturing facilities for information- and industrial-equipment motors

In addition to the current two manufacturing locations in China for home appliance-use motors, Hangzhou Matsushita Motor Co., Ltd. (HA) will be established, with operations scheduled to begin in Autumn 2003. The new company will be responsible for home appliance-use motors for the Japanese and Southeast Asian markets. Regarding information and industrial equipment-use motors, a new factory will be established at Zhuhai Matsushita Electric Motor Co., Ltd. As a result of these expanded manufacturing facilities, the Motor Company will increase its manufacturing operations in China to nearly double the current capacity by the year ending March 31, 2005.

2)	Strengthening of strategic and R&D functions in China

In addition to expanded manufacturing operations, the Motor Company will focus on creating marketing strategies and strengthening R&D functions in China, as well as making full use of Chinese parts and materials. Through these initiatives, the Motor Company aims for further business expansion, a more customer-oriented business structure, and enhanced cost competitiveness.

2.	Employment restructuring initiatives associated with the growth strategy

The Motor Company will implement employment restructuring at domestic locations as part of the company’s realignment of its global manufacturing structure, centered on the shift of manufacturing operations to China. Specific details are outlined below.

1)	Closing of Takefu Matsushita and National Micro Motor

Due to the new functions that will be performed by domestic locations, the manufacturing locations at Takefu Matsushita and National Micro Motor will be closed, and, subject to necessary approvals, both companies will be dissolved. However, both companies will offer early retirement programs and assistance in the form of additional retirement allowances, job searches and other support for retiring employees.

2)	Motor Company job relocation assistance program

The Motor Company will implement a job relocation assistance program at domestic operations to address issues arising from the shift of manufacturing operations to China. This program will provide employees with opportunities through skill development, as well as new career opportunities in response to employees’ diversified values and attitudes toward work.

3.	Effect of business restructuring on MEI’s financial results

The aforementioned Motor Company business restructuring and growth strategy are not expected to have a material effect on MEI’s consolidated financial results forecast for the year ending March 31, 2004. This forecast was announced on April 28, 2003.

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to realize expected benefits of various restructuring activities in its business and organization; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; as well as future changes or revisions to accounting policies or accounting rules.

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